UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: June 9, 2003

Second Bancorp Incorporated

(Exact name of registrant as specified in its charter)

Ohio	0-15624	34-1547453
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

108 Main Avenue S.W., Warren, Ohio	44482-1311
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 330-841-0123

Item 5. Other Events

On June 9, 2003, the Company issued the following press release:

**SECOND BANCORP PRESENTATION
TO BE WEBCAST**

Warren, Ohio, June 9, 2003—SECOND BANCORP INCORPORATED (Nasdaq "SECD", "SECDP") announced that its presentation at the McDonald Investments Inc. KEYBANC Capital Markets 2003 Bank Conference in Cleveland will be webcast live on the Internet. The 30-minute slide presentation featuring comments by Second Bancorp President and Chief Executive Officer Rick L. Blossom and Chief Financial Officer and Treasurer David L. Kellerman is scheduled to begin at 10:30 EDT on Wednesday, June 11, 2003.

Investors, analysts and other interested parties wishing to attend the webcast may access it through the Company's website at www.secondbancorp.com. For those unable to attend the live broadcast, a replay will be available on that site for 90 days following the Conference. The webcast can be viewed without charge.

Second Bancorp is a $1.9 billion financial holding company providing a full range of commercial and consumer banking, wealth management and insurance products and services to communities in an eight county area of Northeastern Ohio through subsidiaries Second National Bank and Stouffer-Herzog Insurance Agency, Inc. Additional information about Second Bancorp can be found at the web address indicated above.

CONTACT: Christopher Stanitz, Executive Vice President, General Counsel and Secretary, at 330.841.0234 (phone), 330.841.0489 (fax), or cstanitz@secondnationalbank.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Second Bancorp Incorporated

Date: June 9, 2003   /s/ David L. Kellerman

David L. Kellerman
Chief Financial Officer and Treasurer